Exhibit 99.1

Brookfield Asset Management Inc.

BROOKFIELD ASSET MANAGEMENT ANNOUNCES ELECTION OF DIRECTORS

Toronto, Ontario, May 6, 2015 – Brookfield Asset Management Inc. (NYSE: BAM; TSX: BAM.A; EURONEXT: BAMA) today announced that at the company’s annual meeting of shareholders held earlier today in Toronto all eight nominees proposed for election to the board of directors by holders of Class A Limited Voting Shares (“Class A Shares”) and all eight nominees proposed for election to the board of directors by the holder of Class B Limited Voting Shares (“Class B Shares”) were elected. The nominees were proposed for election to the board in the company’s management information circular dated March 24, 2015. Detailed results of the vote for the election of directors are set out below.

Management received the following proxies from holders of Class A Shares in regard to the election of the eight directors nominated by this shareholder class:

Director Nominee	Votes For	%	Votes Withheld	%
Angela F. Braly	419,208,562	99.92	329,984	0.08
Marcel R. Coutu	417,493,114	99.51	2,045,432	0.49
Maureen Kempston Darkes	416,431,796	99.26	3,106,750	0.74
Lance Liebman	417,465,056	99.51	2,073,490	0.49
Frank J. McKenna	416,257,971	99.22	3,280,575	0.78
Youssef A. Nasr	418,503,012	99.75	1,035,534	0.25
Seek Ngee Huat	418,111,000	99.66	1,427,546	0.34
George S. Taylor	411,396,329	98.06	8,142,217	1.94

Management received a proxy from the holder of Class B Shares to vote all 85,120 Class B Shares for each of the eight directors nominated for election by this shareholder class, namely Jeffrey M. Blidner, Jack L. Cockwell, J. Bruce Flatt, Robert J. Harding, David W. Kerr, Philip B. Lind, Lord O’Donnell and Diana L. Taylor.

Brookfield Asset Management Inc. is a global alternative asset manager with over $200 billion in assets under management. The company has more than a 100-year history of owning and operating assets with a focus on property, renewable energy, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively.

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For more information about Brookfield Asset Management, please visit our web site at www.brookfield.com or contact:

Media: Andrew Willis Communications and Media Tel: (416) 369-8236 Fax: (416) 363-2856 Email: andrew.willis@brookfield.com	Investors: Linda Northwood Investor Relations Tel: (416) 359-8647 Fax: (416) 363-2856 Email: linda.northwood@brookfield.com

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